UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox, Incorporated Retail Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

 Schedule of Nonexempt Transactions, December 31, 2003               11

Signatures                                                           12

Consent of Independent Registered Public Accounting Firm             13

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Lenox, Incorporated Retail Savings and
    Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Retail Savings and Investment Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

             Lenox, Incorporated Retail Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Investments, at fair value:
   Mutual funds                            $ 6,214,029          $ 6,302,784
   Money market portfolio                    1,304,206            1,428,707
   Common collective trust fund                708,033              912,120
   Brown-Forman Corporation
    Class B common stock                        98,501              104,390
   Loans to participants                       158,851              202,580
                                           -----------          -----------
                                             8,483,620            8,950,581

Employers' contributions receivable            255,890              297,203
Employees' contributions receivable             37,039               35,292
                                           -----------          -----------
Net assets available for benefits          $ 8,776,549          $ 9,283,076
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

             Lenox, Incorporated Retail Savings and Investment Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Additions:
   Contributions:
      Employer                             $   335,895          $   355,842
      Employee                                 449,146              506,307
                                           -----------          -----------
                                               785,041              862,149

   Interest income                              52,903               69,705
   Dividend income                              64,704               81,425
   Net appreciation (depreciation)
    in fair value                            1,242,304           (1,902,091)
                                           -----------          -----------
      Total additions                        2,144,952             (888,812)
                                           -----------          -----------

Deductions:
   Withdrawals by participants                 943,958              788,643
   Administrative expenses                       2,629                3,480
   Net transfers to other plans              1,704,892              377,203
                                           -----------          -----------
      Total deductions                       2,651,479            1,169,326

Net decrease                                  (506,527)          (2,058,138)

Net assets available for benefits:
   Beginning of year                         9,283,076           11,341,214
                                           -----------          -----------

   End of year                             $ 8,776,549          $ 9,283,076
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

             Lenox, Incorporated Retail Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox, Incorporated Retail Savings and Investment
       Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all employees of Dansk International Designs Ltd. (a wholly-owned subsidiary of Lenox, Incorporated (the Company)), nonunion employees of Gorham, Inc., and retail employees of the Lenox Merchandising Stores Division who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on the employment commencement date.
          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          The Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation, except for the Hagarstown employees who are matched up to 15%.

          The Company also makes a Company Retirement (CORE) contribution to each salaried employee, to the hourly Store Manager, to the hourly Assistant Store Manager, and to Hagarstown Distribution Center employees, who are eligible to participate in the Plan, regardless of whether or not the employees contribute to the Plan, in an amount equal to 3% of the employees' eligible compensation during the year.

          Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution, subject to the limitations of the Internal Revenue Code
          (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's matching contribution on a quarterly basis, (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $39,723 and $16,596 for 2003 and 2002, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, except as noted above, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Janus Worldwide Fund                   13,833     $   546,971            18,280     $   587,351
          Fidelity Magellan Fund                 21,501       2,101,508            27,932       2,205,503
          Fidelity Equity-Income Fund            44,594       2,218,546            52,482       2,081,952
          Fidelity Growth Company                10,356         518,507            16,932         599,716
          Fidelity Asset Manager                 18,136         285,819            25,942         358,002
          Fidelity Retirement
           Money Market Portfolio             1,304,206       1,304,206         1,428,707       1,428,707
          Managed Income Portfolio              708,033         708,033           912,120         912,120
          Brown-Forman Corporation Class B
           Common Stock Fund                      6,434          98,501             9,684         104,390
          Other investments                      28,420         701,529            30,666         672,840
                                                             ----------                        ----------
                                                            $ 8,483,620                       $ 8,950,581
                                                             ==========                        ==========

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                            2003                2002
                                         ----------          ----------
       Mutual funds                     $ 1,215,785         $(1,903,258)
       Brown-Forman Corporation
        Class B common stock                 26,519               1,167
                                         ----------          ----------
                                        $ 1,242,304         $(1,902,091)
                                         ==========          ==========


4.     Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administration expenses of the third party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $2,629 in 2003 and $3,480 in 2002 were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.


7.     Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

             Lenox, Incorporated Retail Savings and Investment Plan
                            Plan #014 EIN #21-0498476
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   195,068
Janus Enterprise Fund           Mutual fund, variable rate and maturity         166,483
Janus Worldwide Fund            Mutual fund, variable rate and maturity         546,971
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         110,749
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       2,101,508
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity       2,218,546
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         518,507
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         285,819
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                 1,304,206
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                              708,033
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity          70,378
Brown-Forman Corporation*       Class B common stock fund                        98,501
Participant loans*              Loans, 5.50% rate, variable maturity            158,851
                                                                            -----------
                                                                            $ 8,483,620
                                                                            ===========

*Party-in-interest to the Plan


             Lenox, Incorporated Retail Savings and Investment Plan
                            Plan #014 EIN #21-0498476
                             Schedule G, Part III --
                       Schedule of Nonexempt Transactions
                                December 31, 2003


                               Description of
               Relationship    Transactions,
                 to Plan,        Including
               Employer,or     Maturity Date,                                          Expense                            Net Gain
Identity of       Other       Rate of Interest,                                        Incurred               Current     or (Loss)
  Party          Party-In     Collateral,Par or         Purchase   Selling   Lease       with       Cost of    Value       on Each
 Involved        Interest      Maturity Value            Price      Price    Rental   Transaction    Asset    of Asset   Transaction
-----------    ------------   -----------------         --------   -------   ------   -----------   -------   --------   -----------

Employees.     Employee        The plan's recordkeeper     --        --        --         --          --         --          --
               loans.          failed to implement a
                               plan loan interest rate
                               change as directed by
                               the plan administrator.
                               This resulted in the
                               plan continuing to use
                               a prior year's rate,
                               causing loans to be
                               processed at an
                               interest rate other
                               than that set forth by
                               the plan and that
                               could be considered
                               higher than a
                               reasonable rate of
                               interest. The plan is
                               in the process of
                               correcting this error.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox, Incorporated Retail Savings and Investment Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


LENOX, INCORPORATED RETAIL SAVINGS AND INVESTMENT PLAN

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedules of the Lenox, Incorporated Retail Savings and Investment Plan as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004